FIRST PRAIRIE EQUITY/INCOME FUND
                  Three First National Plaza
                    Chicago, Illinois 60670



                                        October 26, 1995



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  First Prairie Equity/Income Fund
          Registration Statement on Form N-1A
          (Registration No. 33-46401)

Gentlemen:

     Pursuant to Rule 477 of the General Rules and Regulations under the Securities Act of 1933, as amended, First Prairie Equity/Income Fund (the "Fund") desires to withdraw, and hereby requests that the Commission withdraw, the above-referenced Registration Statement. The Fund believes that such action would be consistent with the public interest and the protection of investors since the Fund has not made a public offering of its shares of beneficial interest and the above-referenced Registration Statement has not been declared effective by the Staff of the Commission.

                              Very truly yours,

                              FIRST PRAIRIE EQUITY/INCOME FUND



                              By: /s/Bradford M. Markham
                                   Bradford M. Markham,
                                   Agent for Service of Process